September 22, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Erin Purnell, Esq.

Re:	GigCapital5, Inc.

Registration Statement on Form S-1

File No. 333-254038

Acceleration Request

Requested Date: September 23, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GigCapital5, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-254038) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Jeffrey C. Selman of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Jeffrey C. Selman of DLA Piper LLP (US) at 415-615-6095, or in his absence, Elena Nrtina of DLA Piper LLP (US) at 650-833-2133. Thank you for your assistance.

Very truly yours,

/s/ Dr. Raluca Dinu
Raluca Dinu
Chief Executive Officer, President and Secretary

cc:	Dr. Avi S. Katz (GigCapital5, Inc.)

Jeffrey C. Selman (DLA Piper LLP (US))

Elena Nrtina (DLA Piper LLP (US))

Douglas S. Ellenoff (Ellenoff Grossman & Schole LLP)

Joshua N. Englard (Ellenoff Grossman & Schole LLP)

Anthony Ain (Ellenoff Grossman & Schole LLP)